UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Other Material Events

On June 1, 2023, MEDIROM Healthcare Technologies Inc. (the “Company”) received a written determination from the Nasdaq Hearings Panel (the “Panel”) notifying the Company that it has regained compliance with the net income standard set forth in Nasdaq Listing Rule 5550(b)(3) and the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), as evidenced by the filing of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) on May 30, 2023, and advised that the Panel’s oversight process of the Company is now closed.

As previously disclosed, on December 28, 2022, the Company received a written notice from Nasdaq notifying the Company that, based upon the Company’s non-compliance with the $35 million market value of listed securities requirement set forth in Nasdaq Listing Rule 5550(b)(2), the Company’s ADSs were to be suspended from trading on and delisted from Nasdaq. The Company timely requested a hearing before the Panel to appeal the delisting determination, which hearing was granted and held on February 16, 2023.

On March 15, 2023, the Company received a written notice from the Panel granting the Company’s request for continued listing on Nasdaq until May 1, 2023, subject to evidencing compliance by such date with the net income standard, which requires a minimum net income from continuing operations of $500,000 in the most recently completed fiscal year or two of the last three most recently completed fiscal years.

On April 28, 2023, the Company received a written notice from the Panel granting the Company’s request for an extension until May 19, 2023 to demonstrate compliance with the net income standard. On May 23, 2023, the Company received a written notice from the Panel granting the Company’s request for a further extension until May 30, 2023 to demonstrate compliance with the net income standard.

In addition, on May 23, 2023, the Company received a written notice from the department of Listing Qualifications of Nasdaq notifying the Company that it was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) due to the delay in the filing of the Annual Report. The Company was provided seven calendar days, or until May 30, 2023, to regain compliance. On May 30, 2023, the Company filed the Annual Report with the SEC, which Annual Report contains a net income from continuing operations of $1.1 million for the year ended December 31, 2022.

Issuance of Press Release

On June 2, 2023, the Company issued a press release to announce that it has regained compliance with the net income standard and the periodic filing requirements.

The press release furnished as Exhibit 99.1 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated June 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM Healthcare Technologies Inc.
Date: June 2, 2023
	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer